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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)




                               Kasper A.S.L., Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   485808-10-9
                      ------------------------------------
                                 (CUSIP Number)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ ]  Rule 13d-1(b)
   [ ]  Rule 13d-1(c)
   [X]  Rule 13d-1(d)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2-95)
                               Page 1 of 5 pages

                                       13G

CUSIP No. 485808-10-9                                          Page 2 of 5 Pages
          ------------                                             ---  ---


    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Arthur S. Levine

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                  (b) [ ]

                       N/A

    3       SEC USE ONLY

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA

      NUMBER OF             5      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                  527,371
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH               6      SHARED VOTING POWER


                            7      SOLE DISPOSITIVE POWER

                                   527,371
                            8      SHARED DISPOSITIVE POWER


9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            527,371
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            [ ]

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            7.2%

12      TYPE OF REPORTING PERSON*

            IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1745 (2-95)
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



                                      13G
CUSIP No. 45808-10-9                                           Page 3 of 5 Pages
          ------------                                             ---  ---



Item 1(a).    Name of Issuer:

              Kasper A.S.L., Ltd. (the "Company")

Item 1(b).    Address of Issuer's Principal Executive Offices:

              77 Metro Way
              Secaucus, NJ 07094

Item 2(a).    Name of Person Filing:

              Arthur S. Levine

Item 2(b).    Address of Principal Business Office or, if None, Residence:

              c/o Kasper A.S.L., Ltd.
              77 Metro Way
              Secaucus, NJ 07094

Item 2(c).    Citizenship:

              United States

Item 2(d).    Title of Class of Securities:

              Common Stock, $.01 par value

Item 2(e).    CUSIP Number:

              485808-10-9

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

              Not Applicable


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



                                      13G
CUSIP No. 485808-10-9                                          Page 4 of 5 Pages
          -----------                                              ---  ---

Item 4.      Ownership.  As of December 31, 1998:

             (a) Amount  beneficially  owned:  527,371  shares of Common  Stock.
                 Includes (i) 6,254 shares of Common Stock held for the benefit of Mr. Levine as a creditor of the Company in connection with the plan of reorganization of a predecessor company; (ii) 25,016 shares of Common Stock held by Alco Design Associates, Inc., a company owned solely by Mr. Levine; and (iii) 496,101 shares of Common Stock issuable upon exercise of currently exercisable options granted under the Company's 1997 Management Stock Option Plan.


             (b) Percent of class: 7.2%

             (c) Number of shares as to which such person has:

                 (i)   Sole power to vote or direct the vote: 527,371

                 (ii)  Shared power to vote or direct the vote:

                 (iii) Sole  power to  dispose  or direct  the  disposition  of:
                       527,371

                 (iv)  Shared power to dispose or direct the disposition of:

Item 5.      Ownership of Five Percent or Less of a Class.

             Not Applicable

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being reported on by the Parent Holding Company.

             Not Applicable

Item 8.      Identification and Classification of Members of the Group.

             Not Applicable

Item 9.      Notice of Dissolution of Group.

             Not Applicable



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


                                      13G
CUSIP No. 485808-10-9                                          Page 5 of 5 Pages
          -----------                                              ---  ---

Item 10.     Certification.

             Not Applicable


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 9, 1999

                                                       /s/ Arthur S. Levine
                                                      --------------------------
                                                           Arthur S. Levine


SEC 1745 (2-95)
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